The Stallion Group
Suite 604 – 700 West Pender Street
Vancouver, British Columbia

V6C 1G8

December 10, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Ann Parker

Dear Sirs/Mesdames:

Re:

The Stallion Group

Registration Statement on Form SB-2 filed July 4, 2007

SEC File No. 333-144361

Further to our letter dated November 20, 2007, and your initial comment letter dated July 25, 2007 relating to our Form 10QSB filed for the period ended February 28, 2007, please be advised that we have concurrently herewith filed an amended Form 10QSB for that interim period, with revisions to Item 3 of Part 1 “Controls and Procedures”.

We understand that the filing of the amended Form 10QSB, if approved by the SEC, should address all outstanding comments on the SEC in regards to our Form SB-2, and would appreciate your confirmation of same.

If the foregoing is agreeable to the SEC, we hereby requests accelerated effectiveness of the above noted registration statement.   We are seeking an effective date and time of December 14 at 2pm Eastern time.

In connection with our request for accelerated effectiveness, we hereby acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

We may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.  Should you have any questions or comments, please do not hesitate to contact us.

Yours truly,

The Stallion Group

 /s/ Kulwant Sandher

__________________________________

Kulwant Sandher, Chief Financial Officer